September 21, 2012

Harry S. Pangas, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, NW
Washington, D.C. 20004-2415

RE: Main Street Capital Corporation
       File Nos.: 333-183555 and 814-00746

Dear Mr. Pangas:

On August 24, 2012, you filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act") on behalf of Main Street Capital Corporation ("Main Street").   The registration statement relates to Main Street's shelf offering pursuant to Rule 415 under the 1933 Act.   We have used captions from the registration statement above our comments to indicate the sections of the registration statement to which they relate.   However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement. We have the following comments.

Prospectus

Front Cover

1.   The disclosure, on the cover and pages 22 and 123, states that, on June 14, 2012, stockholders approved a proposal to allow Main Street to issue common stock at a price below net asset value per share for a period of one year.   The disclosure, on the cover and page 123, also states: "Our stockholders did not specify a maximum discount below net asset value at which we are able to issue our common stock...."   The dilution table on page 124, however, shows a maximum discount of 20%. Accordingly, please disclose that Main Street will only make an offering at a discount greater than 20% after disclosing the terms of that offering in a post-effective amendment to the current registration statement that requires acceleration by the staff.

2.   Please also disclose that, once the cumulative dilution to NAV from multiple offerings under the current registration statement exceeds 15%, Main Street will no longer offer to sell shares under a prospectus supplement to this registration statement, until a post-effective amendment disclosing the cumulative discount has been declared effective by the staff.

3.   Please provide by pre-effective amendment the most recent market price for Main Street's stock.

4.   Please explain to us how Main Street accounts for the offering expenses and sales load in its fee table and financial statements.

5.   Our LMM companies generally have annual revenues between $10 million and $150 million, and our LMM portfolio investments generally range in size from $5 million to $25 million.   Please add a similar statement for Middle Market Companies (with annual revenue range and size range).

6.   Please include the phrase "and Middle Market" following "LMM"" in the bolded statement: "The LMM securities in which we invest would be rated below investment grade if they were rated by rating agencies."

Prospectus Summary

1.   The "Overview" subsection, on page 2, states that "our Middle Market portfolio companies had weighted average annual revenues of $519 million as of June 30, 2012."   Please also disclose their weighted average asset size.

2.   The "Overview" subsection, also on page 2, states: "We believe that our LMM investment strategy has a lower correlation to the broader debt and equity markets."   What is the basis of this belief? Are historical correlations consistent with this belief?

3.   The "Overview" subsection, on page 4, states that "during May of 2012, the Investment Manager executed an investment sub-advisory agreement with HMS Adviser, LP, which is the investment manager to HMS Income Fund, Inc., a newly-formed BDC whose registration statement on Form N-2 was declared effective by the SEC on June 4, 2012, to provide certain investment advisory services to HMS Adviser, LP."   In fact, Main Street, which is registered under Section 203 of the Investment Advisers Act of 1940 ("Advisers Act"), is currently serving as the sub-adviser to HMS Adviser, LP, but this arrangement will result in Main Street receiving income that will trigger a tax penalty.   If, however, the Investment Manager is the sub-adviser, that arrangement will not result in a tax penalty.   To facilitate that arrangement, Main Street has requested no-action relief from the staff of the Division of Investment Management that it will not recommend enforcement action against the Investment Manager under Section 203 of the Advisers Act, or against Main Street under Section 12(d)(3) of the Investment Company Act of 1940 ("1940 Act"), if the Investment Manager is not separately registered as an investment adviser under the Advisers Act, in light of the registration of Main Street as an investment adviser.   Unless no-action relief is granted before the effective date of the registration statement, the current sub-advisory arrangement with Main Street should be disclosed and it should also be disclosed that any sub-advisory contract with the Investment Manager may require relief from Section 203 of the Advisers Act and will require relief from Section 12(d)(3) of the 1940 Act.

4.   We note that the disclosure about the structure and operations of Main Street and its subsidiaries is clearer and more comprehensible in the no-action request and in an application for exemptive relief from Section 57(a) of the 1940 Act also filed by Main Street on July 7, 2012, than the corresponding disclosure in the prospectus.   Please revise the "Organization" and "Overview" subsections, on pages 1-4 of the prospectus, to clarify the structure and operations of the Main Street structure.   In addition, given its complexity, it would be helpful to include a chart that depicts the entire Main Street structure, including the relationship among Main Street, the Investment Manager, MSC I, MSC II, MSC II GP, and the Taxable Subsidiaries.   This chart should indicate the percentage of each of the entities owned by MSCC.

5.   In the future, please inform us in your cover letter about all applications for exemptive relief and requests for no-action relief whose granting would affect the disclosure in the registration statement.

Fees and Expenses, page 11

1.   Please disclose, where appropriate, all amounts paid or payable to the Investment Manager by

Main Street and the "Funds" for the 2011 fiscal year and the six-month period ended June 30, 2012. Such amounts should not be netted against unrealized appreciation recorded by Main Street in the value of the Investment Manager. In addition, the amounts received or receivable by the Investment Manager from the "Funds" should not be netted against the amortization of the intangible asset on the books of the Investment Manager represented by the value of the advisory agreement with the "Funds."

2. The disclosure, on page 16, states that Main Street "may issue debt securities or preferred stock and/or borrow money from banks or other financial institutions, which we refer to collectively as senior securities." If Main Street intends to issue debt securities or issue preferred shares within a year from the effective date of the registration statement, please include the estimated expenses and costs of this leveraging, as well as all other leveraging, in the fee table.

3. Footnote 5 is inadequate in light of the unusual and complex relationship between Main Street and the Investment Manager, which, we note, is not a consolidated subsidiary. This relationship is expressed in the following disclosure from the Main Street's no-action letter request:

> "[Main Street] entered into a support services agreement with the [Investment Manager] which employs all of the investment personnel and other employees of [Main Street]. The support services agreement requires the [Investment Manager] to manage the day-to-day operational and investment activities of [Main Street] and its wholly owned subsidiaries, including SBIC Fund I. The [Investment Manager] generally incurs all normal operating and administrative expenses, except those specifically required to be borne by [Main Street], which principally include costs that are specific to [Main Street]'s status as a publicly traded BDC. The expenses paid by the [Investment Manager] include the cost of salaries and related benefits, rent, equipment and other administrative costs required for the day-to-day operations of [Main Street] and its wholly owned subsidiaries including SBIC Fund I. The [Investment Manager] generally incurs all normal operating and administrative expenses, except those specifically required to be borne by [Main Street], which principally include costs that are specific to [Main Street]'s status as a publicly traded BDC. The expenses paid by the [Investment Manager] include the cost of salaries and related benefits, rent, equipment and other administrative costs required for the day-to-day operations of [Main Street] and its wholly owned subsidiaries....Pursuant to the terms of the Support Services Agreement, the [Investment Manager] is reimbursed for its expenses associated with providing operational and investment management services to [Main Street] and its wholly owned subsidiaries."

Accordingly, please add the following disclosure to footnote 5:

> Operating expenses include the expenses of the Investment Manager as if it were consolidated with MSCC for accounting purposes, including expenses incurred by the Investment Manager in managing MSC II pursuant to an investment advisory services agreement between the Investment Manager and MSC II and other third party consulting arrangements. Based on this investment advisory services agreement, MSC II paid the Investment Manager approximately $__ million in 2011 for these services. In accordance with the terms of the support services agreement between MSCC and the Investment Manager, MSCC is required to reimburse the Investment Manager for expenses incurred by the Investment Manager in providing investment management and other services to MSCC, less amounts the Investment Manager receives from MSC II and other third parties. Consequently, MSCC is incurring the expenses of the Investment Manager net of fees received for third party investment advisory and consulting services. Our percentage of operating expenses to net assets attributable to common stock only including the expenses incurred by MSCC net of the investment advisory

and consulting service fees received by the Investment Manager from MSC II and other third parties would be __%.

4.   Please explain the assumptions and calculations resulting in the estimate of 6.91% for "Total Annual Expenses".   This amount appears low based on previous fiscal year actual expenses.

5.   What portfolio investments were included in the calculation of "Acquired Fund Fees and Expenses" line item?   Were "Cash and Cash Equivalents" invested in money market mutual funds?   We note an investment in Business Development Corporation of America.   Does this investment or any other portfolio investment have acquired fund fees and expenses that should be included in the calculation?

There are significant potential conflicts of interest which could impact our investment returns, page 15

1.   Disclose, as stated in the exemptive application, that the HMS Income Fund has the identical investment objectives and strategies as Main Street.   Also disclose in greater detail the heightened conflicts this presents.

2.   Will the Investment Manager receive performance fee compensation from HMS Income Fund?   If so, disclose that the existence of such fees may provide the Investment Manager with an incentive to allocate opportunities to HMS Income Fund instead of Main Street.

3.   The disclosure states: "We have implemented an allocation policy to ensure the equitable distribution of such investment opportunities."   Discuss these allocation policies with greater specificity, as you do in the exemptive application.

Because we borrow money, the potential for gain or loss on amounts invested in us is magnified and may increase the risk of investing in us, page 17

Please disclose in the text and the accompanying table of this section, and wherever else in the registration statement is appropriate, the anticipated leveraging within a year from the effective date of the registration statement, including any leveraging resulting from preferred shares, debt securities, and "other types of borrowing arrangements."

Because we intend to distribute substantially all of our income to our stockholders to maintain our status as a RIC...page 21

1.   Please provide a representation that Main Street will disclose estimates of the tax characteristics of its monthly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end.   Estimates of the tax characterizations of Main Street's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

2.   Please inform us whether Main Street intends to report a distribution yield.   If Main Street intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield.   In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and Main Street should also disclose that the distribution yield does not represent its performance.

<u>We may be unable to invest a significant portion of the net proceeds from an offering or from exiting an investment or other capital on acceptable terms, which could harm our financial condition and operating results, page 29</u>

Please explain to us how long it will take Main Street to invest substantially all of the proceeds of the offering.   If the Main Street expects a lengthy delay, please disclose the reasons for, and the consequences of, such a delay.

<u>The market price of our common stock may be volatile and fluctuate significantly, page 29</u>

One bullet in this section mentions Main Street's "inability to obtain any exemptive relief that may be required by us in the future from the SEC."   If Main Street intends to file any applications for exemptive relief, please inform us about them.

<u>Overview, page 41</u>

The disclosure states: "Our other portfolio ("Other Portfolio") investments primarily consist of investments which are not consistent with the typical profiles for LMM and Middle Market portfolio investments, including investments which may be managed by third parties."   Please provide disclosure about the risks of investing in other funds (for example, additional layers of fees).

<u>Portfolio Investment Valuation, page 44</u>

1.   Please provide us with complete financial statements for the Investment Manager.   The financial statements of the Investment Manager should be for the same periods as Main Street's and be prepared in accordance with GAAP (including all necessary notes to the financial statements).   If audited financial statements are not available, unaudited financial statements may be provided.

2.   Please explain to us the methods and assumptions used to value the Investment Manager as a portfolio investment of Main Street.   Does the valuation of the Investment Manager exclude revenues and expenses from all related parties (including Main Street) and does it include gross receipts from any unaffiliated entities?

<u>Capital Resources, page 66</u>

Please provide us with copies of all agreements entered into by Main Street in connection with the "Credit Facility."

<u>Off-Balance Sheet Arrangements, page 68</u>

Please describe the "two capital commitments that had not been fully called" and the "off-balance sheet risk" they represent.

Contractual Obligations, page 68

1.   Main Street has entered into a "support services agreement" with the Investment Manager. Under this agreement the Investment Manager is "reimbursed for its excess cash expenses associated with providing investment management and other services to [Main Street] and its subsidiaries, as well as third parties."   Please provide us with a copy of the support services agreement.   Please clarify whether any of the "third parties" referred to are portfolio companies of Main Street.

2.   Please disclose any other arrangements whereby the Investment Manager furnishes services to Main Street, the "Funds," and/or the "Taxable Subsidiaries."

Determination of Net Asset Value and Portfolio Valuation Process, page 80

1.   The disclosure throughout the prospectus states that, in arriving at estimates of fair value," Main Street "consults" with a "nationally recognized independent advisor."   Please explain the nature of this process and the nature of this firm.   Please identify the firm being used currently by Main Street.

2.   The disclosure states that "we may determine that it is not cost-effective, and as a result is not in our stockholders best interests, to consult with the nationally recognized independent advisor on one or more LMM portfolio companies."   Please explain this statement.   In what circumstances would it not be "cost effective" and in the best interests of shareholders to "consult" with a valuation expert when fair valuing investments meeting the description of an "LLM portfolio company."   In any case, such determinations are for the Board to make -- not Main Street.   Please revise the disclosure.

3.   The disclosure appears to indicate that Main Street does not "consult" with the "nationally recognized independent advisor" when it fair values its "Middle Market portfolio investments." Please disclose why the Board does not use the "nationally recognized independent advisor" to assist it with the valuation of every security that would be classified as a "Level 3" asset under FASB Accounting Standards Codification Topic 820.

4.   Please disclose whether the Board approves the methodology of the "nationally recognized independent advisor" and reviews regularly the accuracy of its methodology, as required by Release No. IC-26299; "Compliance Programs of Investment Companies and Investment Advisers," (December 17, 2003).

Annual Cash Bonuses, page 111

The disclosure states that "[b]onus opportunities for the [Named Executive Officers] are determined by the Compensation Committee on a discretionary basis and are based on performance criteria, particularly ... corporate and individual performance goals and measures, set by the Committee with the Chief Executive Officer's input."   Please explain to us why it is not a conflict of interest for the CEO to have "input" in determining his own performance criteria?   Please define the term "input."   For example, is the CEO setting performance goals?

Determination of Annual Cash Incentive Bonus, page 114

Please describe with specificity the criteria on which the cash bonuses are based, for example, whether (and, if so, how) compensation is based on Main Street's pre-or after-tax performance over a certain time period, and whether (and, if so, how) compensation is based on the value of assets held in Main Street's portfolio. For example, if compensation is based solely or in part on performance, identify any benchmark used to measure performance and state the length of the period over which performance is measured.   See Item 21.2. of Form N-2.

Certain Relationships and Related Transactions, page 119

The disclosure states that "during the year ended December 31, 2011, one of our wholly owned subsidiaries, [Investment Manager] received $2.5 million from MSC II for providing investment advisory services to MSC II."   Is MSC II registered under the 1940 Act, such that these investment advisory services must be provided under a written agreement subject to the requirements of Section 15 of the 1940 Act?   Please furnish us with copies of any agreements under which the Investment Manager provides services to the MSC II.

Control Share Acquisitions, page 133

The disclosure states that "we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our [emphasis supplied] best interests and if the staff of the SEC does not object [emphasis supplied] to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act."   It is the published position of the staff that the Maryland Control Share Acquisition Act is inconsistent with the wording of, and purposes underlying, Section 18(i), specifically, and of the 1940 Act generally.   See Boulder Total Return Fund, Inc. (November 15, 2010).   Please clarify the disclosure by stating that Main Street will not opt into the Main Street without a formal determination of the Board that doing so would be in the best interests of the stockholders and without the express approval of the staff.

Description Of Our Units, page 155

The "general description of the terms of the units" is incomplete and vague.   Please provide a legal analysis discussing why an offering of units is consistent with the protections of the 1940 Act based on a specific description of how and why the "units" are being offered.   This analysis should include how the individual securities in the unit are valued and whether the interests of existing common shareholders will be diluted by the issuance of Main Street's securities in units.

Financial Statements

Financial Highlights, page F-54

The character of distributions to shareholders should be reflected in the financial highlights.   Refer to the AICPA Audit Guide of Investment Companies, AAG7.149, which states that "details of distributions should conform to those shown in the statement of changes in net assets".

General

1.   Please inform us whether the officers, directors, and beneficial owners of more than 10% of Main

Street's securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

2. Please inform us whether FINRA has reviewed the underwriting terms and arrangements of the offering.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.   Since Main Street and its management are in possession of all facts relating to Main Street's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Main Street from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- Main Street may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.   We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933.   Please provide written responses to all comments.   Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position.   We may have further comments after reviewing your responses.

If you have any questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo at 202-551-6963 or diangeloc@sec.gov.

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant